Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: November 9, 2015

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

Darwin Holdings Limited (“New CF”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF.

4th Annual Morgan Stanley

Global Chemicals and Agriculture Conference

Tony Will

President and CEO

CF Industries

November 9, 2015

11:45 a.m. ET

Vincent Andrews:                                                Vincent Andrews again.  Our next presenter, who’s our keynote speaker, is CF Industries.  And with us we have Tony Will, Chairman and CEO.  We have Bert Frost, we have Dennis Kelleher, and we have Dan Aldridge as well.  Tony is going to lead us through some prepared remarks, and then we will go to Q&A.

Tony Will:                                                                                       Thanks, Vincent.  Good afternoon, and I certainly appreciate you being here.  We’re excited about the story of CF Industries and what the future looks like.  And what I want to emphasize, to begin with, is that the future is not long-distance; the future is kind of directly in front of us.  It is near-term, it’s tangible, and we are delivering it over the next nine months.  And I’m going to go through that in some detail here.

We have an ability to leverage, really, a very unique platform to continue to drive shareholder returns.  And we’ve got growth in both our product tons as well as our cash flow per ton.  So, we get expansion on both of those dimensions, and I’m excited to be able to walk you through both of those things here.

But, in order to set the context, let me rewind the clock a little bit and just talk about the last ten years in sort of five-year increments.  So, the company IPO’d a decade ago.  We were sort of more of a regional co-op that IPO’d in 2005.  The focus initially was upgrading the management team and really pushing operational excellence.  That was the first, kind of, five years of that timeframe.

The next five years were characterized by pretty significant growth and focus in the nitrogen space.  So, in 2010 we acquired Terra Industries, more than doubling our nitrogen capacity.  In 2012 we did two things, one of which was buying the other 34% of the Medicine Hat facility that we previously had not owned; and also, launching a major capacity expansion project in both Donaldsonville, Louisiana, and Port Neal, Iowa.

2013 saw us sharpen the portfolio when we sold our phosphate business to Mosaic, and we entered into a long-term supply agreement with them as well.

And then, this summer — the next five-year segment here — really saw a pretty fundamental shift in terms of, from a — more of a global player, into really the global leader in gas conversion.  So, we announced three major initiatives this summer.  The first one was the acquisition of the 50%

interest in GrowHow UK that we didn’t previously own.  GrowHow is the largest fertilizer manufacturer in the United Kingdom.

We loved that deal as a stand-alone basis, but it also really set the stage to do the next deal, which was OCI business combination.  That’s allowing us to re-domicile outside the US to the UK.  Given the GrowHow platform, we have a substantial business presence there and it’s the perfect place for us to move our headquarters.

And then, soon after the OCI deal was announced, we also entered into a strategic relationship with CHS.  Well, what that — this means is, this puts us as the largest public-company converter of natural gas in North America.  So, we’re converting about, by the time all of these projects come online, roughly 1.2 Bcf a day.  It’s about 1% — almost 1½% of US gas consumption.  And it’s the best way to play North American natural gas versus hydrocarbon costs in the rest of the world.

So, let me go through those initiatives again very quickly.  GrowHow acquisition closed the end of July.  We’re off and running, and already realizing the operational synergies that we have articulated in that deal.

As we look at the capacity expansion projects at Donaldsonville and at Port Neal, urea plant in Donaldsonville is mechanically complete. We are in the process of doing the commissioning on that project even as we speak.  The UAN plant is scheduled to come up here in the fourth quarter, with the ammonia plant scheduled to be online in the first quarter of 2016.  Port Neal — both the ammonia and the urea plant will be commissioned commensurate with one another, and that’s going to be in the middle part of ‘16.  So, again, within nine months we’ll be fully operational on all of our capacity expansion.

The CHS deal — let me just remind people what that is.  We entered into a transaction by which we’re going to provide them 1.7 million tons of product annually.  It’s about 1.1 million of urea and 600,000 of UAN.  That’s about 9% of our total capacity, in exchange for $2.8 billion of cash.  That’s coming to us tax-free because of the way that the deal was structured.  And then the fourth deal — that’s scheduled to close February 1st.

And the last deal is the OCI business combination.  That one is scheduled to close probably — call it 2Q, with a small possibility of sliding into Q3.  OCI will end up owning — the current shareholders of OCI will have 27%-ish of the combined company, and we’re expecting over $500 million of after-tax run rate savings as a result of this.  The transaction, by moving us from the UK — or, US company to the UK, will effectively lower our ETR — effective tax rate — from 35% currently, down to about 20% going forward.  So, that is a huge boost in terms of the amount of cash generation of the business.

So, a little bit more detail on CHS.  Again, $2.8 billion tax-free in the door February 1.  Roughly 9% of our total capacity, pre-OCI deal.  If you look at that on an enterprise value basis, that values the enterprise at over $30 billion.  The products that they’re taking from the locations — the plants that they’re pulling from — represent our average mix of margin across those facilities.  And I think in 2014 it represented approximately $240 million of margin that would no longer be coming to us, but we’re exchanging that for $2.8 billion tax-free.

We have not only the premier North American footprint; we’ve also got the premier global footprint.  It’s heavily based on North American natural gas, but we have a terrific portfolio in Western Europe, and there are some significant synergy opportunities between GrowHow UK and the plant in the — in Geleen in the Netherlands.  It’s a region that is politically stable; good rule of law; good gas availability, without — you know, it’s market-priced gas.  There’s — not subject to renegotiation; not a problem associated with expropriation or cap on profitability.

So, we don’t have the issues that have faced others that have expanded internationally — people that have had gas contracts renegotiated on them in Algeria, for instance; or expropriation in Venezuela; cap on profitability in Argentina; lack of gas availability in Egypt.  Those are not the problems that we face.  We’re focused on assets that we can run, run hard, and make a good profit from.

Okay.  Let me give you an update on the process to get to close on the OCI transaction.  So, last week we announced termination of the Hart-Scott-Rodino process.  That means we’re through the US Government ant-trust review process.  We have also filed the final submission to the EU Antitrust Commission.

The EU process and the US process are a little bit different.  In the European Union, what you do is, you file a draft submission; you receive comments; you answer their comments.  They come back and forth, back and forth, until all of their comments have been satisfied, at which point they tell you, we’re good to go; you can file final submission.  We’ve achieved that, and filed the final submissions at the end of October.  So, we’re just waiting for the clock to run out on that one.  That’s the last antitrust review associated with this transaction.

The long pole in the tent is really on the S-4 process.  We submitted the S-4 to the SEC on Friday, so it is filed and available.  One cautionary note on the S-4.  It’s not what’s in there; it’s what’s not in there.  What — it is a retrospective view of pro forma performance.  So, it’s a little bit like driving in the rear-view mirror.  What’s not in there is the Donaldsonville expansion.  What’s not in there is the Port Neal expansion; the Wever, Iowa expansion; or any of the significant synergies that we expect to realize out of the deal.

So, it’s not a terribly useful document from the standpoint of forecasting the forward view of the business.  But it is — it does give some information about historically what the business would have looked like if it had been combined together.

So, we’re expecting comments back from the SEC in roughly 30 to 45 days.  We’ll answer those as expeditiously as possible and try to get the S-4 effective.  Once the S-4 becomes effective, there’s a notice period in order to be able to hold our annual — or, our stockholders’ meeting.

Once the meeting is obtained, then there’s a statutory 60-day wait period according to Dutch law, before we can close the deal.  That 60 days has to do with the fact that OCI is doing a reduction in capital, and therefore needs to notice their creditors that the transaction is taking place.  But, you know, we’re well on our way, and across the major — what other people perceived as the major hurdle, which was really US antitrust.

Okay.  Let me talk about how we’re planning on leveraging this new, unique platform that we have, across the globe.  And to start off with, I want to begin with kind of the boogeyman in the room out there that people have pointed to historically in saying, this is a problem; this is a problem.  And that is this notion somehow that North America is going to flip from being an importer of nitrogen to an exporter of nitrogen.

So, going all the way back to February of 2012, there’s been 24 new integrated ammonia plants that have been announced for North America, corresponding to about 14.3 million nutrient tons of production.  This doesn’t include the upgrade plants that are just urea or UAN.  This is new ammonia plants.  So, the US today, or North America today, imports about 11½ million tons of product.  You can see with the announcements, there are 14½ million tons of product.  People said, oh, my gosh.  The market is falling apart.  Run away.

Well, let’s talk about what’s happened to those projects since they’ve been announced.  Five of them have been officially cancelled or permanently delayed.  That’s this bar here.  Twelve projects have no financial close.  In fact, they have not even gone in, for the most part, for permitting.  They haven’t done feed studies.  So, a feed study — front-end engineering and design.  It’s about $60 million in nine months.  These projects are basically being talked about by a whole series of speculators.  There’s no ability for them to achieve financial close in this environment.  They are vaporware.  Those things are not going to happen.

There’s four projects here that are new industrial ammonia plants.  Two of them are scale plants.  Two of them are very small.  And then there are three integrated fertilizer plants under construction in North America.  And when we close the OCI deal in the second quarter of next year, CF will own all three of those.

This notion that North America is tipping over to an export is just patently false.  So, in 2015, North America’s going to import a little over 11.5 million nutrient tons of nitrogen.  The new projects that are actually being constructed only account for about 4.3 million nutrient tons of nitrogen.  Meaning, after they come online, North America will continue to import over 7, or almost 7½ million, nutrient tons of nitrogen.  Takes over four years from the time you begin a project until the time it’s actually functioning and running.  And so, that means, out through 2020, this situation is not going to change, because none of these other projects that have been talked about, that are not in green, are actually — have even begun construction so far.

But it’s not just — so, this is — kind of been the resultant landscape in North America.  By the time all of these plants come online — this is a 2017 view of the world — CF will represent about 31% of North American production.  That’s larger than the next six competitors combined.  Imports will still make up almost as much of the marketplace as CF has in production.  About 29% of the total marketplace will still be imported into North America.  And as you can see, there’s not enough projects going in order to try to close that gap substantively.

But it’s not just about scale of production.  It’s also about the network.  You’ve got to be able move the product into the locations where customers demand it, and you can realize good prices for it.  So, we have over 6,000 rail cars in our fleet.  We have over 32 liquid barges up and down the river system.  We’re connected to both major pipelines on ammonia, both the Magellan and the NuStar.  We have over 1 million tons of storage in both UAN and ammonia.

So, it’s not just about building the plant; it’s having the right network in order to be able to realize the value of the tons that you’re producing.  Again, we are going to be using about 1.2 Bcf a day of gas — almost 1½% of North American consumption.  We are a unique play for being able to monetize the spread between US — cheap North American natural gas and hydrocarbon costs in the rest of the world.

Donaldsonville.  Donaldsonville is going to be, as the new plant comes online, the largest nitrogen facility in the world.  We’re fed by five natural gas pipelines.  We have six ammonia plants and eight upgrade plants.  We have an ability to swing production between different forms of our end product, by over 1 million tons back and forth of urea, and over 2.6 million tons of UAN, back and forth.  Depending upon what the marketplace demands at any point in time, we can change those things on the fly in order to realize our best margin per unit of nitrogen.

We also have five docks on the Mississippi River.  And even today we can export about 50% of our total production.  On the dry product side, if we want to midstream stevedore it, we can export all — 100% of our production for the cost of between about $5 and $7 per ton on the urea side.

So, what that means is, going back to the slide that I showed you before — this is really the bookend to the spectrum.  So, the US will import about 7.4 million tons of nitrogen, to the extent that 100% of D-ville tons end up in the interior.  On the other hand, because of the capabilities we have at Donaldsonville to be able to export, the other end of the spectrum is, if we exported all 100% of Donaldsonville production, then the amount of imports in North America climb back up to 10.6 million nutrient tons.  Donaldsonville represents about 80% of the new capacity builds in North America.  And as a result of the transaction with OCI, we can export very efficiently to serve whichever marketplace, domestically or in the world, provides us the best netback opportunity on a cash basis.  So, we’re becoming a very, very efficient global supplier, and can maximize cash flow per ton as a result of that.

Okay.  So, that leads us to the next topic, which is, how are we going to grow both total production and cash flow per ton?  So, let me start with where we are today.  Stand-alone CF Industries, there’s currently 15.2 million product tons across all of our major products.  This is ammonia, urea, UAN, ammonium nitrate, DEF and a few others.

When we do the transaction with OCI — their current capacity is 3.6 million tons.  Over the next nine months, Donaldsonville is going to start up, adding 2.3 million tons of capacity.  Wever, Iowa, the OCI plant, is going to start up — 1.6 million tons of capacity.  Port Neal is going to start up in Iowa — 1.4 million tons of capacity.  By the time we get to next summer, we’ll have closed the deal and brought online all of that new production; all of that new tonnage.  Natgasoline is not going to start up until the end of 2017, but it’s in there for more of a 24-month perspective.

So, what does that look like?  Well, what it looks like is, if the horizontal axis is our production in terms of nutrient tons, and the vertical axis is illustrative in terms of our cash flow generation per ton, we’re growing our production 65% from year to year, based on the transactions with OCI and our capacity expansion projects.  At the same time, every single ton of production is going to become more valuable in terms of converting cash flow out the back end of the process.

The reason why is, again, we’re dropping our effective tax rate from 35% down to about 20%.  So, on every single ton it’s more valuable, and we’re growing the base tonnage.  So, there’s really a multiplicative effect here that’s sort of this square of the box, that it — A times B is — it’s a pretty impressive increase.

So, what does all this mean?  Between now and 2019, we expect to generate between $10 billion and $11 billion of unallocated free cash.  So, we’ll walk you through how we get there.  So, sources of cash are over here.  Uses of cash are over here.

On the sources side, we start off with the cash balance at the point of closing the OCI transaction.  We’re going to get $2.8 billion in the door from CHS on February 1.  We’re modeling in here right now another $1 billion of new debt issuance, although I think the balance sheet could certainly support well over $1 billion.  And then we’ve got sort of a range in here of illustrative operating cash flow that we’re going to generate over that four-year period of time.

On the uses side, we’re going to keep about $500 million of cash on the balance sheet just for day-to-day working capital liquidity needs.  We’ve got the sum total of capital expenditures over those four years.  We have the distributions back to CHS, represented in this orange box.  And then we’ve got — or, in the blue box we’ve got distributions on the existing dividend policy to CF shareholders.  And then the rest of this really is unallocated free cash flow.

And on a basis of this model, it says $10 billion to $11 billion of unallocated free cash flow between now and 2019.  That is roughly equivalent to today’s market cap for this business.  So, the future is very bright.  There’s a lot of upside.  It’s tangible.  It’s right in front of us.  And it’s happening over the next nine months.

So, those are the prepared remarks.  I’m certainly happy to take any questions.

Vincent Andrews:                                                Thanks very much.  Maybe you guys could just walk through, you know, sort of what you anticipate happening, sort of broadly, to the global cost curve over that period of time — sort of, what the upside and downside risks are to that, as well.

Tony Will:                                                                                       Sure.  So, on the global cost curve on urea — and urea is the most highly-traded liquid product for nitrogen — the current cost profile is roughly about $250 per short ton of urea for Chinese producers delivered into the Gulf Coast of Mexico — into NOLA, which is really the price point.

$250 represents a point at which Chinese capacity is only running at about 65% to 70% on-stream.  There’s a number of those producers that are negative cash margin at that point.  And we’re actually expecting to see a reduction in Chinese exports this year to next year, from about 13½ million or 13.6 million tons of Chinese exports this year, down to about 12 million tons next year.  So, we think that that is really trough-level conditions for this industry.

And just by way of a comparison point, even with urea priced at $250 in New Orleans, our cost structure at $3 gas, or less than $3 gas, in the US, on a cost basis, on a pure cash basis, is less than $80 a ton; and on a fully-loaded basis is in the neighborhood of, kind of, $125, $130 a ton.  This business is still incredibly profitable at $250 urea pricing.

But we don’t really think that that is long-term sustainable.  There’s really no new production being put in the ground today that would come online in 2018 and ‘19.  And part of that is, capital costs continue to expand, and it’s difficult to justify a new $2 billion-plus plant at today’s cost structure.  But nitrogen globally is growing in demand at about 2% per year, which means about four to five world-scale plants need to be built just to keep up with global demand on an annual basis.  So, a lot more than that were built in the last couple of years and will come online in ‘15 and ‘16.

But as you get out to ‘17 and beyond, demand will way overtake the amount of new capacity coming online.  And so, we see pricing dynamics beginning to firm up as we get into 2017 and beyond.  And that’s really when the power of the business model will continue to shine through, as demand starts exceeding the new capacity that’s brought online.

What are risks to that?  Well, Chinese currency devaluation.  When the yuan devalued this year, it reduced the Chinese coal cost on an international basis.  It also meant that some of the marginal plants could continue to operate for a while.  The ruble is devalued pretty substantively as well.

Both of those things mean that the high end of the cost curve have come down a little bit.  So, risks to that model are further deterioration in terms of international currencies.  But again, where we sit today, we think $250 really represents trough conditions for pricing in the industry.  And at that level, we are still very, very profitable.

Vincent Andrews:                                                Maybe I’ll just follow up on the CapEx side of things.  You know, you had that great slide showing all the stuff that hasn’t happened, that was supposed to happen.  And one of the issues I think has been CapEx costs, and the escalation of them.  And that’s also impacted you.

And in the past, you’ve equated sort of — you know, you have advantages from a CapEx perspective at Donaldsonville and Port Neal, that’s allowing you to probably get these projects in under what, you know, Vincent new nitrogen facility would cost, if I were to build across the street.  Do you have sort of a mark-to-market of what those are?

Tony Will:                                                                                       Sure.  You know, I think the easiest place to go are public company references to other projects that they’ve been built.  And generally speaking, the farther north you go off of the US Gulf, the more expensive a project is.  First of all, you’re moving all of that steel and the proprietary pressure vessels and compressors — heavy equipment — further up the channel from where the point of import is, which is New Orleans.

Second thing is, you’ve got to bid labor costs up into the marketplace.  Most of the skilled trades exist in the Gulf Coast region.  So, if you’re building in the Gulf Coast, you know, access to labor is lower-cost.  The farther north you go, the higher price that labor is, because you’ve got to provide an incentive to pull people away; you’re paying per diems, and other incentive overtime rates and so forth.

So, Port Neal, Iowa — we’re spending about the same amount on that plant as we are in Donaldsonville.  And it’s a smaller ammonia plant; same size urea, but we’re not getting a UAN facility out of it, and we’re not having to put a new dock in the Mississippi River.  So, call it, you know, circa $2.2 billion, plus or minus, for both the D-ville and Port Neal.  Port Neal is that much more expensive for a smaller plant, because it’s farther north.

The public announcements by CHS around their Spiritwood, North Dakota plant suggested that that plant was going to cost in the range of, kind of, $3.2 billion to $3.5 billion.  And when Yara a couple of years ago was talking about a new plant that they intended to build in Belle Plaine, Saskatchewan, I think it began with a 4 handle (ph).

So, the costs are prohibitive in terms of building these new plants.  Only if you have an existing network of infrastructure that you’re feeding the product into and can fund the projects out of operating cash flow, can you build one.

If you don’t have a network and you’re looking just to try to export or trade those tons, it’s really difficult to make the math work on a — you know, a $2½ billion investment, with urea currently trading at the $250.  And that’s why, you know, while there’s a lot of talk about speculative plants, none of them are actually going forward.

Unidentified Participant:           When you talk about exporting your product tons, what kind of offshore markets are you looking at, and how do you decide which ones are most attractive to you?

Tony Will:                                                                                       Sure.  So, let me just talk about the process that we’re using as we evaluate exporting.  So, today, as an American company, it doesn’t matter where we sell product that’s produced in Donaldsonville.  We can move it up and sell it in the Corn Belt in Iowa; Indiana; Illinois.  Or, we can ship it down to Brazil, or send it over to Brussels.  Doesn’t matter.  We pay basically the US rack rate on taxes.  We’re paying 35%, because we’re a US corporation, regardless of where we sell that product.

In the future, after we do the OCI transaction, that changes.  So, what we’ll be able to do is take Donaldsonville product, and we’ll be able to sell it to our wholly owned subsidiary, the Dubai Trading Company, and we’ll be able to do that at a cost-plus basis.  So, we’re still discussing how much the plus is.  It might be 25% or 30%.  And that slice will continue to get taxed at the US rate — 35%.

But the rest of the profit — the trading profit that’s going to be realized in Dubai — is in the tax-free zone.  And because we’re going to be a UK company, the UK does not tax profits realized outside their territorial boundaries.  So, the rest of the profit that shows up in Dubai comes in at a zero tax loss.

What that effectively allows us to do is more than pay the freight costs — the transportation costs — from D-ville to Latin America; from D-ville to North Africa; from D-ville to Europe — and still end up net-neutral.

So, the way Bert is going to manage, kind of, product flows around the globe, is that we’re going to look at, what is the netback we get, not just from a pricing perspective but from a net cash position; and then manage where we send the product.  Whether you send it up into the Corn Belt, or whether we send it to Latin America or Europe.  And it’s strictly going to be based on, whatever generates more net cash at the end of the day per ton — that’s where the product is going to go.  The benefit we have is, we can become hyper-efficient now, serving the rest of the global marketplace out of Donaldsonville.

Vincent Andrews:                                                Just a followup on the Donaldsonville exports.  Is there any inefficiency?  Because presumably, you go out of Donaldsonville into the export market, you’re using a larger Panamax or what have you, versus when you go up north you’re using a smaller — you know, I don’t know, truck barge, rail, or they’re in the pipe.  So, what’s the complexity there, and is it really that simple?

Tony Will:                                                                                       Yes.  So, today in Donaldsonville we have five docks.  We expect by the time that the new plants come online and the Mosaic ammonia supply agreement takes place, that we’re actually going to be a little bit short of ammonia relative to what the interior requires.  So, we’re probably not going to be exporting much ammonia.  Most of that is going to go into the pipe system or the barge system, and find its way up into the interior, just because we have demand for more product than we have net ammonia.  It doesn’t make a lot of sense for us to export, just to turn around and, you know, buy more of it at the Gulf.

On the other hand, with Wever coming online, which is a big UAN with some granular — or urea, and Port Neal coming online with a big granular urea, we’ve got a lot of growth in those two products in the interior already.

And it really gives us a very efficient way to think about exporting urea and UA on out of Donaldsonville.  You know, the cost to ship in the interior versus other places in the world is almost identical.  It’s probably $30 to get from NOLA up into the interior, into the Corn Belt.  It’s maybe even less than that to get down to most places in Latin America, based on what current dry bulk freight costs are.  So, there’s not really any frictional cost there.

Again, the decision we make about where to send product is 100%, whatever is going to generate more netback for us in terms of cash.  It’s just more efficient than it ever used to be, based on the tax coming down and us being able to offset freight costs to go other places in the world.

Vincent Andrews:                                                Maybe I’ll ask one last one.  On the — on Chinese exports, you know, you mentioned you thought they’d be down year over year, and certainly they’re coming down out of the third quarter and into the fourth quarter.

But how do you think about the cadence of exports in 2016?  Do you think we’ll have the same sort of plotline that we had this year, with a heavy amount of exports in the first and early (ph) into the second quarter, or do you think things will smooth out, just given where pricing has gone, coming into the end of the year, versus where we started, and the Chinese ability to produce and export?

Tony Will:                                                                                       Yes.  Bert, why don’t you (inaudible)?

Bert Frost:                                                                                       Am I on?  I am.  So, how we’re looking at China today is, you know, we’re constantly following; constantly have teams over, monitoring the situation in the ports and trying to get a better handle on production rates, and from the gas as well as the coal-based plants.

But what we see going forward into Q1 and Q2 is the need for the internal domestic inventory to be built in China.  And so, based on where the arbitrage is, or the price spread in the international market relative to the domestic market, we expect more product to be going into the domestic market to recharge that system in anticipation of their planting.

But it just hasn’t been as economically attractive, what you referenced.  We’ve seen a declining price of urea on the world market.  We’ve seen a lot — we’ve witnessed all these tons coming out, but a declining rate of exports relative to that price realization.  And so, you did have the devaluation.  We have seen some cheaper coal prices, which have allowed them to stay fairly competitive, but it’s still not a breakeven; it’s a negative proposition.

And so, that’s why, when Tony talked about from — declining from 13.6 million tons to 12 million tons, we see a declining rate of Chinese participation in the international market based on current economics and based on the current situation.

Tony Will:                                                                                       Cadence, though?  Do you see much of a difference through the —

Bert Frost:                                                                                       I just see — you’re not going to see those 2-million-ton months that we saw in the beginning part of 2015.  You’re going to — I anticipate that to be much lower, and more of a consistent, you know, 0.5 million tons to 1 million tons, again, depending upon Indian tenders, which generally don’t start until April.  And so, I think you’ll see less.

Unidentified Participant:           With the upfront payment coming from the CHS deal, do you see a need to issue new debt to fund the OCI transaction?

Tony Will:                                                                                       Yes.  It’s — there’s not really a need to issue new debt to fund the OCI transaction with the — with all the cash that we’re going to have on hand from the CHS deal.  The issue really is, we want to make sure that we maintain an efficient balance sheet.

So, we’ve had long conversations with the rating agencies as well as with the Board, and in fact with — you know, with all of you, that says, we think that this business can very comfortably support 2 to 2½ times EBITDA in terms of our debt position.  And the — with the lower tax rate going from 35% effective down to 20% effective, you know, you could argue that we should, at a minimum, be at the high end of that range, if not another quarter- to a half-turn above, by expanding the range.  But at a minimum, you know, 2½ times is — puts us in a very comfortable investment grade — sort of, solid BBB flat rating.

And when OCI and all of these things come online, we’re going to have, you know, an EBITDA profile that would easily allow us to take on, you know, a fair bit of additional debt, not only to refi the — their existing debt, but also just to make sure that our balance sheet remains efficient.

As I said, on this page we’ve only assumed about $1 billion of new debt showing up over here; but realistically, we could likely add another, you know, $2 billion to $3 billion on top of that, of incremental debt, in order to make sure that we stayed with a really efficient balance sheet.  But before we commit to doing that, we want to make sure that the business is firing on all cylinders; we don’t have any kind of issues or hiccups along the way.

But, yes, the — our desire to take on debt really is about balance sheet efficiency.  It’s not about a need or a financial concern in terms of the liquidity position.

The other thing that Dennis did this summer was, we extended our revolver.  So, we have $500,000 of cash on hand after we close.  We also have a $2 billion undrawn revolver.  It gives us a lot of flexibility from a liquidity standpoint.  So, we feel very comfortable with taking on new debt.

One — yes, one last point while I’m here.  What we have always said is, if we have opportunities to reinvest in the business, kind of within our strategic fairway — so, areas where we’ve got expertise in converting our capabilities in order to drive rates of return on incremental projects that are well above our cost of capital, then the first call on the capital that’s free, is reinvesting back in the business.

To the extent that we’ve got, you know, projects that don’t meet that criteria, we’ll put those on the shelf and return the capital to shareholders.  And we’ve had a long history of doing that.  We’ve demonstrated that.

And even in times where we have invested back in the business, like the two new big capacity expansion projects at Donaldsonville and Port Neal, concurrent with that was about a $3-billion share repurchase over that same period of time.  So, even when we’re reinvesting back in the business, we’re also going ahead and returning capital to shareholders at the same time.  So, you know, certainly a piece of that, or a big piece of that, will likely end up going back to shareholders.

Vincent Andrews:                                                I think that’s actually a pretty good place to stop.  Thank you very much, guys.

Tony Will:                                                                                       All right.  Thank you.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and New CF, for the OCI Transaction, are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all.

Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by Darwin Holdings Limited on November 6, 2015 for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements.  Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.